Exhibit A

Ceragon Signs an Agreement with a Global Integrator Valued at
Approximately $150 Million to Modernize a Tier 1 Operator Network in India

Ceragon acquires new customer in India set to deploy its new, innovative ultra-compact energy
-efficient radio in tens of thousands of new sites, including managed services

Rosh Ha'ain, Israel, January 11, 2023 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today announced it has signed an agreement with a global integrator, in support of a network modernization project for a Tier 1 Operator in India. As stipulated in the agreement, Ceragon will support a massive modernization project focused on upgrading existing network capabilities, expanding capacity, improving country-wide connectivity, and delivering services that meet, and even exceed, India’s growing needs.

This brand-new customer of Ceragon will be the first to deploy its newest solutions. The agreement, valued at approximately $150 million, comprises planning, product delivery and deployment services, as well as a multi-year contract for Ceragon’s Managed Services that covers day-to-day monitoring, management, and maintenance oversite of the microwave and mmW (millimeter wave) network. The actual value of the agreement may vary by an increase or decrease of up to 25%, depending upon the actual deployment requirements during project roll-out. Ceragon is expected to begin delivery and deployment of the new sites in Q2 of 2024. Deployment is expected to complete within 7-9 quarters, with approximately 75% of the project value expected to be recognized in this timeframe. The remaining approximately 25% of the contract value is for Managed Services & Maintenance and is expected to start being recognized within a year from deployment, respectively.

Ceragon collaborated with a large Global Integrator, that is overseeing the multi-billion network modernization project for the Tier 1 Operator. The integrator worked with Ceragon to ensure the microwave and mmW solution portion met the stringent Tier 1 Operator’s requirements. All new microwave sites will utilize Ceragon’s new ultra-compact, energy-efficient all-outdoor radio. In addition, several thousand mmW sites will be deployed using Ceragon’s E-Band product.

Doron Arazi, Ceragon CEO, commented, “The scale and scope of this project reaffirms Ceragon’s strong brand recognition as an innovative and trustworthy partner in the wireless transport space. We are excited to take part in providing the citizens of India with the future-friendly connectivity they need.”

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding the benefits of the transaction as well as statements regarding the companies’ products, prospects and results following the transaction. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” and similar expressions, or the negative of such terms, or other comparable terminology (although not all forward-looking statements contain these identifying words that are intended to identify forward-looking statements).

Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements to be materially different from any future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that the anticipated benefits of the transaction may not be realized on the contemplated timeframe or at all, which may adversely affect the company’s businesses and the price of Ceragon’s traded securities; ; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ceragon’s traded securities; the effect of the ongoing armed conflicts along Israel's borders, including the Israel-Hamas war in Gaza; the impact of general economic conditions on Ceragon’s business; potential negative changes in general economic conditions in the regions or the industries in which Ceragon operates; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on May 1, 2023, and in Ceragon’s other filings with the Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by Ceragon from time to time with the SEC.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the SEC’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:

Rob Fink or Bob Meyers

FNK IR

Tel. 1+646-809-4048

crnt@fnkir.com